

Mail Stop 7010

January 15, 2009

via U.S. mail and facsimile

Ralph E. McKittrick, Chief Executive Officer
Kingston Systems Inc.
8 Merrill Industrial Drive Unit 12
Hampton, New Hampshire 09842

      RE: Kingston Systems Inc.
             Form 10-K for the Fiscal Year Ended March 31, 2008
             Filed July 15, 2008
             File No. 0-15840

Dear Mr. McKittrick:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

Item 1 – Description of Business, page 2

1. In future filings please disclose the dollar amount of firm backlog orders as of a recent date and a comparable date in the preceding fiscal year, with an indication of the portion not reasonably expected to be filled in the current fiscal year. Please provide an analysis for material changes in your backlog orders and its

impact on operations and liquidity. Refer to Item 101 (C) (1)(viii) of Regulation S-K.

Results of Operations, page 12

2. You state that you had parts purchased for a potential order that was not realized. Please tell us the value of this inventory and whether you assessed this inventory for obsolescence as of September 27, 2008, if it remained in your inventory.

Liquidity and Capital Resources, page 13

3. You state on page 4 that you derive 60.9% of your revenue from the automotive industry.   In future filings please discuss whether the downturn in the automotive industry has impacted your results of operations and liquidity. If so, please discuss ways that you are trying to mitigate the impact to your operations and liquidity. Refer to Section 501.03 of the Financial Reporting Codification.

Note 5 – Intangible Assets, page 34

4. You state the carrying value of your software development asset is compared to its net realizable value at each balance sheet date, with any impairment recognized immediately. Please tell us what consideration was given to measuring impairment losses pursuant to paragraph 7 of SFAS 144 and paragraphs 34-35 of SOP 98-1. Additionally, in future filings please clarify the authoritative guidance that you use to test for and record impairment for your software development assets.

Furthermore, it appears that you have multiple software development assets based on the different amortization periods. In future filings please separately disclose each software development asset and the amortization period.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief